UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019
2.	Notice to Shareholders
3.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of the Extraordinary and Annual General Shareholders’

Meeting held on April 10, 2019

Date, Time and Location:

April 10, 2019, at 2:00 p.m., at Ultrapar Participações S.A. headquarters (“Company”), located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

The Shareholders representing 75% of the capital stock of the Company were present in the Extraordinary General Shareholders’ Meeting in the Company’s headquarters or participated through the remote voting form, pursuant to article 121, of the Brazilian Corporate Law and of the CVM Instruction nº 481/09; and Shareholders representing 74.6% of the capital stock of the Company were present in the Annual General Shareholders’ Meeting.

Also, were present: (i) the Chairman and the Vice-Chairman of the Board of Directors, Mr. Pedro Wongtschowski and Mr. Lucio de Castro Andrade Filho, respectivelly; (ii) the Chief Executive Officer and the Chief Financial Officer, respectivelly, Mr. Frederico Pinheiro Fleury Curado and Mr. André Pires de Oliveira Dias; (iii) the members of the Fiscal Council of the Company, Mr. Flávio César Maia Luz, Mr. Geraldo Toffanello and Mr. William Bezerra Cavalcanti Filho; and (iv) Mr. Wagner Bottino, enrolled in CRC under the nº 1SP196907/O-7, representing KPMG Auditores Independentes, the independent auditors of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the State of São Paulo) on March 12, 13 and 14, 2019 and Valor Econômico” on March 12, 13 and 14, 2019.

Notice to Shareholders: Waived due to the publication of documents referred to Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo on February 22th, 2019, under chapter Empresarial”, pages 24 to 42, and “Valor Econômico” on February 22th, 2019 under special chapter, pages A14 to A20.

Chairman and Secretary of the Meeting:

Chairman – Luiz Antônio de Sampaio Campos.

Secretary – André Brickmann Areno.

Agenda:

In accordance with the published Call Notice.

Discussed and approved matters:

1. After the reading of the synthetic voting map with the vote cast through remote voting form, considering the more recent shares position in the Company’s books, which was available to the shareholders, under the paragraph 4 of the article 21-W of CVM Instruction 481/09, it was dismissed, by unanimous vote of the shareholders present, the reading of the documents related to the agenda of this Shareholders Meeting, since they are fully known by the Shareholders. Also, by unanimous vote of the shareholders present, it was approved the minutes of the Shareholders Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorized its publication omitting signatures, pursuant to paragraph 2nd of the same article. The voting instructions received at the Meeting were duly filed at the Company’s headquarters.

At the Extraordinary Shareholder’s Meeting:

2. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the following amendments to the Bylaws of the Company, pursuant to the Management Proposal of the Company, disclosed to the market on March 11th, 2019, related to: (a) the adaptation of the statutory provisions pursuant to the New Market Regulation, effective since January 02, 2018; (b) the modification of the maximum number of members of the Board of Directors; (c) the modification of the duties of the management bodies, in order to optimize the Company’s decision-making and the corporate governance procedures; (d) the creation of a strategy committee of the Board of Directors and the standardization of the common provisions to all the statutory committees of the Board of Directors; and (e) the simplification of the wording of statutory provisions through the exclusion of content replicated from the legislation and regulations in effect or through adjusting the Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable. The reffered amendments were included on the Annex II of this resolution.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

3. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the stock split of the common shares issued by the Company at the ratio of one existing share for two shares of the same class and type, and the consequent amendment of the caput of Article 5 and Article 6 of the Bylaws, in order to reflect the new number of the shares of the capital stock and the new authorized capital stock of the Company.

3.1 As a result of the stock split approved, the capital stock of the Company, as indicated on article 5 of its Bylaws, will increase from 556,405,096 (five hundred and fifty six million, four hundred and five thousand and ninety six reais) common shares to 1.112.810.192 (one billion, one hundred and twelve million, eight hundred and ten thousand, one hundred and ninety two) common shares, and the authorized capital, as indicated on article 6 of the Company’s Bylaws, will increase from 800,000,000 (eight hundred million) shares to 1,600,000,000 (one billion and six hundred million) shares. The reffered amendments were included in Annex II of this resolution.

3.2. It is hereby rectified that the financial institution providing Ultrapar’s book-entry registar will credit the new shares into the shareholders’ account as of April 24, 2019 and that the depositary agent of the American Depositary Receipts (ADRs) will distribute the new ADRs as of April 26 of 2019.

4. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the consolidation of the Bylaws of the Company, in order to reflect the amendments approved on the foregoing itens, pursuant Annex II.

At the Annual General Shareholder’s Meeting:

5. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, with the abstention of those legally restricted to vote, the Management Report and annual accounts, the Financial Statements of the Company and its notes, as well as the independent auditor’s report and the Fiscal Council reports, related to the fiscal year ended on December 31, 2018.

6. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the destination of net earnings for the fiscal year ended on December 31, 2018, in the amount of R$ 1,150,421,028.65 (one billion, one hundred and fifty million, four hundred and twenty one thousand, twenty-eight Reais and sixty-five cents), as follows:

a)	R$ 57,521,051.43 (fifty seven million, five thousand and twenty one thousand, fifty one Reais and fourty three cents) will be allocated to the legal reserve;

b)

R$ 408,335,321.76 (four hundred and eight million, three hundred and thirty five thousand, three hundred and twenty one Reais and seventy six cents) will be allocated to the statutory reserve for investments; and

c)

R$ 684,564,655.46 (six hundred and eighty four million, five hundred and sixty four thousand, six hundred and fifty five Reais and fourty six cents) were allocated to the payment of dividends to shareholders of common shares, of which R$ 304,240,700.96 (three hundred and four million, two hundred and fourty thousand, seven hundred Reais and ninety six cents) corresponding to R$ 0.56 per share, were paid as interim dividends as approved by the Board of Directors on August 01, 2018. The remaining balance of the dividend approved herein, in the amount of R$ 380,323,954.50 (three hundred and eighty million, three hundred and twenty three thousand, nine hundred and fifty four Reais and fifty cents) were paid to shareholders, as of March 13, 2019, according to the Board of Directors meeting held on February 20, 2019.

7. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the setting of the Company’s Board of Directors members in 10 (ten) members.

8. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the election of the members of the Board of Directors herein qualified, with term of office until the Annual General Shareholders Meeting to be held on 2021, that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the fiscal year ended on December 31, 2020:

•

ANA PAULA VITALI JANES VESCOVI, independent member, Brazilian, married, economist, holder of Identity Card RG nº 724.203 and enrolled in CPF/ME under the nº 862.654.587-87, with residencial address at Carlos Nicoletti Madeira Street, nº 60, Tower 1, apt. 602, in the City of Vitória, State of Espírito Santo;

•

ALEXANDRE GONÇALVES SILVA, independent member, Brazilian, divorced, mechanical engineer, holder of Identity Card RG nº 39.565.565-1-SSP/SP and enrolled in CPF/ME under the n.º 022.153.817-87, with residencial address at Coronel Artur de Paula Ferreira Street, nº 132, apt. 81, in the City and State of São Paulo;

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

•

FLAVIA BUARQUE DE ALMEIDA, independent member, Brazilian, married, business executive, holder of Identity Card RG nº 13.146.760-8 SSP/SP and enrolled in CPF/ME under the nº 149.008.838-59, with business address at Brigadeiro Faria Lima Avenue, nº 2277, 22º floor, in the City and State of São Paulo;

•

JOAQUIM PEDRO MONTEIRO DE CARVALHO COLLOR DE MELLO, independent member, Brazilian, married, business executive, holder of Identity Card RG nº 108.962.05-1 and enrolled in CPF/ME under the nº 085.081.467-79, with business address at Afrânio de Melo Franco Avenue, nº 290, pav. L2, room 101-A, in the City and State of Rio de Janeiro;

•

JORGE MARQUES DE TOLEDO CAMARGO, independent member, Brazilian, married, geologist, holder of Identity Card RG nº 293644/SSP-DF and enrolled in CPF/ME under the nº 114.400.151-04, with business address at Almirante Sadock de Sá Street, nº 370/101, in the City and State of Rio de Janeiro;

•

JOSÉ MAURÍCIO PEREIRA COELHO, independent member, Brazilian, married, accounting, holder of Identity Card RG nº 06109071-81/IFP-RJ and enrolled in CPF/ME under the nº 853.535.907-91, with business address at Senador Dantas Street, nº 105, 40º floor, in the City and State of Rio de Janeiro;

•

JOSÉ GALLÓ, independent member, Brazilian, married, business executive, holder of Identity Card RG nº 6.011.890.834 SSP/SP and enrolled in CPF/ME under the nº 032.767.670-15, with business address at Joaquim Porto Villanova Avenue, 401, 7º floor, Jardim do Salso, in the City of Porto Alegre, State of Rio Grande do Sul;

•

LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nº 3.045.977/SSP-SP and enrolled in CPF/ME under the nº 061.094.708-72, with business address at Brigadeiro Luís Antônio Avenue, nº 1.343, 9º floor, in the City of State of São Paulo;

•

NILDEMAR SECCHES, independent member, Brazilian, widow, engineer, holder of Identity Card RG nº 3.997.339-6/SSP-SP and enrolled in CPF/ME under the nº 589.461.528-34, with business address at Viradouro Street, nº 63, cj. 132, in the City and State of São Paulo; and

•

PEDRO WONGTSCHOWSKI, Brazilian, divorced, quimical engineer, holder of Identity Card RG nº 3.091.522-3-SSP/SP and enrolled in CPF/ME under the nº 385.585.058-53, with business address at Brigadeiro Luís Antônio Avenue, nº 1.343, 9º floor, in the City and State of São Paulo.

9. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the maximum global annual limit for the Company’s management compensation in the amount of R$ 72,000,000.00 (seventy-two million Reais), pursuant to the Management Proposal, filed at the Company’s headquarters.

10. Based on the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company and pursuant to the Article 161 of Law 6,404/76 and CVM Instruction nr 324/00, it was approved, by the majority of votes, according to the voting map attached as Annex I of these Minutes, the election of the following members, including the effective and alternate members, with term of office until the Annual General Shareholders’ Meeting to be held in 2020 that will examine the documents referred in the Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

•

GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, enrolled in CPF/ME under the nº 075.257.060-72, resident and domiciled at Carlos Trein Street Filho, nº 1.171, apt. 701, in the City of Porto Alegre, State of Rio Grande do Sul;

•

MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled in CPF/ME under the nr 006.211.088-80, resident and domiciled at Canadá Street, nr 43, in the City of Vinhedo, State of São Paulo;

•

MARCELO AMARAL MORAES (effective member), Brazilian, divorced, bacharel in economics, enrolled in CPF/ME under the nº 929.390.077-72, resident and domiciled at Juriti Avenue, nº 530, apt. 111, in the City and State of São Paulo;

•

PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled in CPF/MF under the nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo;

•

WILLIAM BEZERRA CAVALCANTI FILHO (effective member), Brazilian, married, economist, enrolled in CPF/ME under the nº 530.627.607-53, resident and domiciled at Gomes Carneiro Street, nº 55, apt. 101, in the City and State of Rio de Janeiro; and

•

PAULO CESAR PASCOTINI (alternate member), Brazilian, married, accountant, enrolled in CPF/ME under the nº 246.904.300-04, resident and domiciled at SQN 305, Bloco L, apt. 111, Ed. Guararapes, Asa Norte, in the City of Brasília, Distrito Federal.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

11. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the compensation for the members of the Fiscal Council herein elected, provided that the president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 18,500.00 (eighteen thousand and five hundred Reais) and the other effective members will be entitled to receive a monthly compensation of R$ 17,110.00 (seventeen thousand and one hundred and ten Reais).

General Observations and Closing:

•

The Chairman stated that voting instructions were received, including the voting instruction of The Bank of New York Mellon, with the respectively vote cast, which are filed in the Company’s headquarters, and will be attached to this Minutes. The other documents related to this Shareholders meeting were also filed at the Companys headquarters, duly signed by the Secretary of the meeting.

•

In compliance with article 21, paragraph 6 and article 30, paragraph 4 of the CVM Instruction 480/09, the total votes of approval, rejection or abstention in each item are included in the Annex I, that shall be considered part of the present document.

•

The Board of Directors and Fiscal Council members hereby elected, will be invested on their offices on this date, upon the signature of the respective deeds of investiture filed at the Company’s headquarters, except by Mrs. Ana Paula Vitali Vescovi, that will be invested on her position on July 1st, 2019, due to her previous position as a public officer and the provisions set forth on Law nr. 12.813/2013.

•

The Board of Directors and Fiscal Council members hereby elected were previously consulted and have declared that: (i) there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, (ii) do not hold positions in companies which may be considered competitors of the Company and (iii) do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02. The new members hereby elected declare to be fully aware about the corporate policies of the Company, including the Material Notice Disclosure Policy and Securities Trading Policy.

As there were no further matters to be discussed, the Meeting was finished, and these minutes were presented, read, approved and duly signed by the shareholders present.

PEDRO WONGTSCHOWSKI – as Chairman of the Board of Directors of the Company.

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors and shareholder of the Company.

FREDERICO PINHEIRO FLEURY CURADO – as Chief Executive Officer of the Company.

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer of the Company.

ULTRA S.A. PARTICIPAÇÕES

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

CHRISTY PARTICIPAÇÕES LTDA.

MÁRCIA IGEL JOPPERT; ROGERIO IGEL; BRUNO IGEL; ANA ELISA ALVES CORREA IGEL; PAULO GUILHERME AGUIAR CUNHA; PEDRO AUGUSTO DE QUEIROZ CUNHA; ANA PAULA DE QUERIROZ CUNHA; GUILHERME DE QUEIROZ CUNHA; EDUARDO DE QUEIROZ CUNHA

MONTEIRO ARANHA S.A.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

THE BANK OF NEW YORK MELLON

BERGEN FIA

ROBERTO KUTSCHAT NETO; JOÃO BENJAMIN PAROLIN; MIGUEL ROTHMANN JARROS; HELANO PEREIRA GOMES; RICARDO ISAAC CATRAN; RODRIGO DE ALMEIDA PIZZINATTO; TABAJARA BERTELLI COSTA; JULIO CESAR NOGUEIRA; ANA PAULA SANTORO CORIA; JERONIMO JOSÉ MERLO DOS SANTOS; ANDRÉA CAMPOS SOARES; FLAVIO DO COUTO BEZERRA CAVALCANTI; MIGUEL LACERDA DE ALMEIDA; ANDRÉ LUIZ PEDRO BREGION; LUCIANA DOMAGALA; MARCELLO DE SIMONE; JOSÉ AUGUSTO DUTRA NOGUEIRA, ANDRÉ PIRES DE OLIVEIRA DIAS.

LUIS BARSI FILHO

NCIP MASTER FUNDO DE INVESTIMENTOS DE AÇÕES; NUCLEO AGULHAS NEGRAS FUNDO DE INVESTIMENTO DE AÇÕES; NUCLEO MASTER FUNDO DE INVESTIMENTO DE AÇÕES.

COX MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CLARI FUNDO DE INVESTIMENTO EM AÇÕES; BLUE CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES.

BB PREVIDENCIA AÇÕES IBRX FUNDO DE INVESTIMENTO; BB CAP AÇÕES FUNDO DE INVESTIMENTO; BB PREVIDENCIARIO AÇÕES GOVERNANÇA FI, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CRÉDITO PRIVADO, BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES; BB ETF SP DIVIDENDOS BRASIL FUNDO DE INVESTIMENTO; BB BNC AÇÕES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTOS; BRASILPREV TOP A FUNDO DE INVESTIMENTO DE AÇÕES; BB TOP AÇÕES IBOVESPA INDEXADO FI; BB TOP AÇÕES IBRX INDEXADO FI; BB TOP AÇÕES IBOVESPA ATIVO FI.

ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN GLOBAL LATIN AMERICAN EQUITY FUND; ABERDEEN LATIN AMERICAN INCOME FUND LLC; AXA OR ET MATIERE PREMIERE; COMGEST GROWTH PLC; COMGEST GROWTH PLC—COMGEST GROWTH EMERGING MARKETS EX CHINA; JANUS HENDERSON FUND; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF.

STEWART INVESTORS GLOBAL EMERGING MARKETS LEADERS FUND; STEWART INVESTORS WORLDWIDE EQUITY FUND.

BLACKWELL PARTNERS LLC; EDR FUND; FIDELITY UCITS II ICAV / FIDELITY M; LOMBARD ODIER FUNDS; NUSHARES ESG EMERGING MARKETS EQUITY ETF; OAKTREE EMERGING MARKETS EQUITY HOLDINGS,L.P.

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; CAPITAL INTERNATIONAL FUND; EUROPACIFIC GROWTH FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FORSTA AP-FONDEN; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FUND ICVC—JPM EMERGING MARKETS FUND; JPMORGAN LIFE LIMITED; KAPITALFORENINGEN INSTITUTIONEL INVESTOR, LATINAMERIKANSKE AKTIER; MINEWORKERS`PENSION SCHEME; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; NEW WORLD FUND INC.; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCRI—ROBECO QI CUSTOMIZED EMERGING MARKETS ENHANCED INDEX EQUITIES FUND; SCRI—ROBECO QI INSTITUTIONAL EMERGING MARKETS ENHANCED INDEX EQUITIES FUND; T.ROWE PRICE FUNDS SICAV; T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; UNI-GLOBAL EQUITIES EMERGING MARKETS; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

ALLIANZ EQUITY EMERGING MARKETS 1; LUBECK ACTIONS MONDE; MAGELLAN.

IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU GOVERNANCA CORPORATIVA ACOES FI; ITAU HEDGE PLUS MULTIMERCADO FI; ITAU INDEX ACOES IBRX FI; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ MOMENTO AÇÕES FUNDO DE INVESTIMENTO; ITAÚ MULTIMERCADO EQUITY HEDGE ADVANCED 30 FI; ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI; ITAÚ MULTIMERCADO LONG AND SHORT FI; LONG BIAS MULTIMERCADO FI.

SHAREHOLDERS EXERCING THE VOTE BY THE REMOTE VOTING FORM:

GOTHIC CORPORATION

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

AMERICAN FUNDS INS SERIES NEW WORLD FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BT PENSION SCHEME

CANADIAN PACIFIC RAILWAY COMPANY PENSION TR F

CIBC EMERGING MARKETS INDEX FUND

COLONIAL FIRST ST WHOLESALE GL EM MARK FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

FC PORTFOLIOS FUND—FC GL EM MK PORTFOLIO

HARBOR CAPITAL GROUP TR.FOR DEFINED BEN.PL.

VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

IBM 401 (K) PLUS PLAN

IRISH LIFE ASSURANCE PLC

MANAGED PENSION FUNDS LIMITED

NORGES BANK

ONTARIO TEACHERS PENSION PLAN BOARD

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

ST LT DEP SCOTTISH WIDOWS TRKS LAT AMR FUN

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

VANGUARD INVESTMENT SERIES PLC

STATE OF NEW JERSEY COMMON PENSION FUND D

AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

INVESCO GLOBAL AGRICULTURE ETF

ROCKFELLER BROTHERS FUND

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

THE GOVERNMENT OF THE PROVINCE OF ALBERTA

WASHINGTON STATE INVESTMENT BOARD

SPARTA FUNDO DE INVESTIMENTO EM ACOES

DTE VEBA MASTER TRUST

LEGG MASON GLOBAL FUNDS PLC

NEW ZEALAND SUPERANNUATION FUND

PLEIADES TRUST

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

WHEELS COMMON INVESTMENT FUND

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

PEPSICO INC. MASTER RETIREMENT TRUST

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

FIRST STATE INVEST ICVC- STEWART INVEST WORLDWIDE LEADERS FD

FIRST ST INVEST ICVC—STEWART INVEST GL EMER MK LEDERS FUND

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

ILLINOIS MUNICIPAL RETIREMENT FUND

TRINITY HEALTH CORPORATION

TRINITY HEALTH PENSION PLAN

UTAH STATE RETIREMENT SYSTEMS

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

CHEVRON MASTER PENSION TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

CITY OF NEW YORK GROUP TRUST

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH

BLACKROCK LIFE LIMITED—DC OVERSEAS EQUITY FUND

VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO

THE SEVENTH SWEDISH NATIONAL PENSION FUND—AP7 EQUITY FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

CITY OF NEW YORK DEFERRED COMPENSATION PLAN

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

MAHOUT GLOBAL EMERGING MARKETS LEADERS FUND (DST)

FIRST STATE INVESTMENTS GROUP TRUST

STANLIB FUNDS LIMITED

DTE ENERGY COMP AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRU

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

THE DUKE ENDOWMENT

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

DGIA EMERGING MARKETS EQUITY FUND L.P.

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

CAVENDISH ASSET MANAGEMENT LIMITED

ENVIRONMENT AGENCY ACTIVE PENSION FUND

PARAMETRIC EMERGING MARKETS FUND

CHEVRON UK PENSION PLAN

COMMONWEALTH BANK GROUP SUPER

ALASKA COMMON TRUST FUND

NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS

ISHARES MSCI BRAZIL ETF

ISHARES LATIN AMERICA 40 ETF

ISHARES II PUBLIC LIMITED COMPANY

SUNSUPER SUPERANNUATION FUND

SPDR SP EMERGING MARKETS ETF

MANULIFE GLOBAL FUND

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO

FIAM GROUP TRUST FOR EMP BEN PLANS: FIAM EMER MKTS COM POOL

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

THE TEXAS EDUCATION AGENCY

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

PIMCO FUNDS GLOBAL INVESTORS SERIES PLC

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

AEGON CUSTODY AS DEP FOR STICHTING MM EMERGING MARKETS FUND

VONTOBEL INVESTMENT TRUST

FINANCIAL SECTOR DEVELOPMENT FUND

GOVERNMENT OF SINGAPORE

FUTURE FUND BOARD OF GUARDIANS

FIDELITY EMERGING MARKETS EQUITY INSTITUTIONAL TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

CONSOLIDATED EDISON RETIREMENT PLAN

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

THE NOMURA T AND B CO LTD RE NIPPON C E MARKETS MOTHER FUND

EASTSPRING INVESTMENTS

LEGAL GENERAL INTERNATIONAL INDEX TRUST

ADVANCED SERIES TRUST—AST PARAMETRIC EME PORTFOLIO

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF—LENDING

VANDERBILT UNIVERSITY

AMERICAN HEART ASSOCIATION, INC.

PICTET—EMERGING MARKETS INDEX

TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

HERMES INVESTMENT FUNDS PLC ON BEHALF OF HERMES GLOBAL EMF

BELLSOUTH CORPORATION RFA VEBA TRUST

FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

CENTRAL PROVIDENT FUND BOARD

MFS MERIDIAN FUNDS—LATIN AMERICAN EQUITY FUND

FIDELITY SELECT EMERGING MARKETS EQUITY INSTITUTIONAL TRUST

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

FIRST STATE INVEST ICVC—STEWART INVEST LATIN AMERICA FUND

WISDOMTREE GLOBAL HIGH DIVIDEND FUND

NUVEEN INTERNATIONAL GROWTH FUND

STICHTING PGGM DEPOSITARY

ARIZONA PSPRS TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

LACM EMERGING MARKETS FUND L.P.

ISHARES MSCI EMERGING MARKETS ETF

BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)

POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

NORTHERN TRUST LUXEMBOURG MANAG COMP S.A. O B OF V FCP-SIF

FC COMMINGLED FUND II LIMITED—FC RES EMER MARK EQ ESG F

GLOBAL EMER MKTS ESG FUND—RESP EMER MKTS EQUITY SCR ESG FD

FIRST TRUST BICK INDEX FUND

GOTHIC HSP CORPORATION

BMO MSCI EMERGING MARKETS INDEX ETF

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

CF DV EMERGING MARKETS STOCK INDEX FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

ABERDEEN LATIN AMERICAN EQUITY FUND

TRUST CUSTODY S BK, LTD. AS TR FOR COMGEST E EQUITY FUND

SPDR SP EMERGING MARKETS DIVIDEND ETF

SELECT EQUITIES

PENSIOENFONDS METAAL OFP

FIRST TRUST BRAZIL ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR—AST BLACKROCK GL STRATEGIES PORTFOLIO

THE MASTER TR BK OF JAPAN, LTD. AS TR OF E C S ACT MO FUND

EUROPEAN CENTRAL BANK

ADVISER MANAGED TRUST—TACTICAL OFFENSIVE EQUITY FUND

FIRST STATE INVEST ICVC- STEWART INVESTORS WORLDWIDE EQ FUND

VANGUARD EMERGING MARKETS SELECT STOCK FUND

EATON VANCE TR CO CO TR FD—PA STR EM MKTS EQ COM TR FD

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

GOTHIC ERP, LLC

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

OLD WESTBURY LARGE CAP STRATEGIES FUND

ISHARES MSCI BRAZIL UCITS ETF USD (ACC)

DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST

MERCER QIF FUND PLC

K INVESTMENTS SH LIMITED

COMMONWEALTH SUPERANNUATION CORPORATION

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

DOW RETIREMENT GROUP TRUST

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

GOLDMAN SACHS GIVI GLOBAL EQUITY—GROWTH M TILT PORTFOLIO

CATHOLIC HEALTH EAST CONSOLIDATED MASTER RETIREMENT TRUST

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST—A I ALL-C P S

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

FIAM EMERGING MARKETS ALL CAP FUND, LP

BLACKROCK GLOBAL INDEX FUNDS

FIAM SELECT EMERGING MARKETS EQUITY FUND, LP

CALVERT WORLD VALUES FUNDS, INC.—CALVERT E M E FUND

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

BLACKROCK STRATEGIC FUNDS—BLACKROCK E M ABSOLUTE RETURN F

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

ADVANCED SERIES TRUST—AST GOLDMAN SACHS MULTI-ASSET PORTFO

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

OAKTREE (LUX.) FUNDS—OAKTREE EMERGING MARKETS EQUITY FUND

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

STATE STREET IRELAND UNIT TRUST

COHEN STEERS COLLECTIVE INVESTMENT TRUST

HARBOR EMERGING MARKETS EQUITY FUND

GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO

SPDR SP EMERGING MARKETS FUND

AQUILA EMERGING MARKETS FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

ADVANCED SERIES TRUST-AST FID INST AMSM QUANTITATIVE PORTF

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

GENERAL MILLS GROUP TRUST

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

MDPIM EMERGING MARKETS EQUITY POOL

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

SPDR MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

KBI DST EMERGING MARKET ESG FUND

LATTICE EMERGING MARKETS STRATEGY ETF

POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

BNY MELLON TRUST DEPOSITARY (UK) L AS T OF B E M A A FUND

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND

KAPITALFORENINGEN UNIPENSION INVEST GLOBALE AKTIER IV

ROCHE U.S. RETIREMENT PLANS MASTER TRUST

ARGO GLOBAL LISTED INFRASTRUCTURE LIMITED

STATE STREET GLOBAL ADVISORS LUX SICAV—S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

GIVI GLOBAL EQUITY FUND

COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX E

LACM EMII, L.P.

THE BOARD OF THE PENSION PROTECTION FUND

VONTOBEL EMERGING MARKETS I FUND S I OF THE S M-S FUND, L.P.

DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF

FUNDAMENTAL LOW V I E M EQUITY

NORTHERN TRUST UCITS FGR FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

WISDOMTREE EMERGING MARKETS DIVIDEND FUND

ISHARES MSCI EM ESG OPTIMIZED ETF

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING M F

DESJARDINS IBRIX LOW VOLATILITY EMERGING MARKETS FUND

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

NAVARRO 1 FUND LLC

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

ISHARES IV PUBLIC LIMITED COMPANY

LEGAL GENERAL ICAV

OPPENHEIMER GLOBAL ESG REVENUE ETF

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

CNS GLOBAL LISTED INFRASTRUCTURE EQUITY FUND

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

OPPENHEIMER EMERGING MARKETS REVENUE ETF

OPPENHEIMER GLOBAL REVENUE ETF

STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU

LABORERS AND RETIREMENT BOARD EMPLOYEES ANNUITY BENEFIT

WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

CADENCE GLOBAL EQUITY FUND L.P.

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

DESJARDINS EMERGING MARKETS MULTIFACTOR—CONTROLLED VOLATIL

RESPONSIBLE EMERGING MARKETS EQUITY ESG FUND, LLC

STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND

MFS INSTITUTIONAL ADVISORS, INC.

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

VIRTUS GLOVISTA EMERGING MARKETS ETF

NATIONWIDE MAXIMUM DIVERSIFICATION EMERGING MARKET

FRANKLIN TEMPLETON ETF TRUST—FRANKLIN FTSE BRAZI

METZLER ASSET MANAGEMENT GMBH FOR MI—FONDS 415

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

PFM MULTI-MANAGER SERIES TRUST—PFM MULTI-MANAGER

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

NEW CHURCH INVESTMENT FUND

TAGES INTERNATIONAL FUNDS ICAV—TAGES DALTON GLOBAL EMERGIN

BRIDGEWATER PURE ALPHA STERLING FUND, LTD.

DESJARDINS SOCIETERRA EMERGING MARKETS EQUITY FUND

FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA

BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.

BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.

FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGIN

HERMES GLOBAL EMERGING MARKETS SMID EQUITY FUND

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST—FRANKLIN FTSE LATIN

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISE

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

DUST FUNDO DE INVESTIMENTO EM ACOES—BDR NIVEL I

NUVEEN EMERGING MARKETS EQUITY FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIDELITY COVINGTON TRUST: FIDELITY TARGETED EMERGI

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

OTHER ATTENDENCES:

FLAVIO CÉSAR MAIA LUZ – President of the Fiscal Council

GERALDO TOFFANELLO – Member of the Fiscal Council

WILLIAM BEZERRA CAVALCANTI FILHO – Member of the Fiscal Council

WAGNER BOTTINO – on behalf KPMG Auditores Independentes, independent auditors of the Company.

LUIZ ANTÔNIO DE SAMPAIO CAMPOS – President of the Meeting

ANDRÉ BRICKMANN ARENO – Secretary of the Meeting

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

ANNEX I TO THE MINUTES OF THE EXTRAORDINARY AND ANNUAL GENERAL MEETING HELD ON APRIL 10, 2019

In accordance to CVM Instruction nr 480, of December 7, 2009, with amendments to article 21, § 6 and article 30 § 4, ULTRAPAR PARTICIPAÇÕES S.A. (Company) informs below the total number of votes for, total number of votes against and total number of abstentios of each decision taken:

In Extraordinary General Shareholders’ Meeting:

1.

The approval of the following changings in the Bylaws of the Company, pursuant the Management Proposal of the Company: (a) the adaptation of the statutory provisions pursuant to the New Market Regulation, effective since January 02, 2018;

Number of votes “for”	406,441,000 / 99.8% of present shareholders
Number of votes “against”	2,289 / 0.0% of present shareholders
Number of abstentions	660,135 / 0.2% of present shareholders

(b) the modification of the maximum number of members of the Board of Directors;

Number of votes “for”	406,547,067 / 99.9% of present shareholders
Number of votes “against”	4,451 / 0.0% of present shareholders
Number of abstentions	551,906 / 0.1% of present shareholders

(c) the modification of the duties of the management bodies, in order to optimize the Company’s decision-making and the corporate governance procedures;

Number of votes “for”	406,544,860 / 99.9% of present shareholders
Number of votes “against”	2,204 / 0.0% of present shareholders
Number of abstentions	551,360 / 0.1% of present shareholders

(d) the creation of a strategy committee of the Board of Directors and the standardization of the common provisions to all the statutory committees of the Board of Directors;

Number of votes “for”	406,550,169 / 99.9% of present shareholders
Number of votes “against”	2,204 / 0.0% of present shareholders
Number of abstentions	551,051 / 0.1% of present shareholders

(e) the simplification of the wording of statutory provisions through the exclusion of content replicated from the legislation and regulations in effect or through adjusting the Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable:

Number of votes “for”	406,554,960 / 99.9% of present shareholders
Number of votes “against”	2,204 / 0.0% of present shareholders
Number of abstentions	556,260 / 0.1% of present shareholders

2.

The approval of the stock split of the common shares issued by the Company at the ratio of one existing share for two shares of the same class and type, and the consequent amendment of the caput of Article 5 and Article 6 of the Bylaws, in order to reflect the new number of the shares of the capital stock and the new authorized capital stock of the Company:

Number of votes “for”	406,541,811 / 99.9% of present shareholders
Number of votes “against”	4,316 / 0.0% of present shareholders
Number of abstentions	557,297 / 0.1% of present shareholders

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

3.	The approval of the consolidation of the Bylaws of the Company, in order to reflect the amendments proposed of the foregoing itens, pursuant Annex II:

Number of votes “for”	406,549,126 / 99.9% of present shareholders
Number of votes “against”	2,204 / 0.0% of present shareholders
Number of abstentions	552,094 / 0.1% of present shareholders

In Annual General Shareholders’ Meeting:

4.

The approval of the Management Report and the Financial Statements of the Company, as well as the annual accounts, duly instructed with the independent auditors and the Fiscal Council reports, related to the fiscal year ended on December 31, 2018:

Number of votes “for”	378,369,743 / 93.4% of present shareholders
Number of votes “against”	1,791/ 0.0% of present shareholders
Number of abstentions	26,658,652 / 6.6% of present shareholders

5.	The approval of the destination of net earnings for the fiscal year ended on December 31, 2018, according to the Management Proposal:

Number of votes “for”	404,472,157 / 99,9% of present shareholders
Number of votes “against”	2,267 / 0.0% of present shareholders
Number of abstentions	555,735 / 0.1% of present shareholders

6.	The approval of the setting number of the Company’s Board of Directors, pursuant the Management Proposal:

Number of votes “for”	404,474,157 / 99.9% of present shareholders
Number of votes “against”	4,095 / 0.0% of present shareholders
Number of abstentions	551,907 / 0,1% of present shareholders

7.	The approval of the election of the members of the Board of Directors, according to the plate appointed in the Management Proposal:

Number of votes “for”	400,506,891 / 98.9% of present shareholders
Number of votes “against”	4,392,935 / 1.1% of present shareholders
Number of abstentions	130,333 / 0.0% of present shareholders

8.	The approval of the maximum global annual limit for the Company’s management compensation, pursuant to the Management Proposal:

Number of votes “for”	404,853,754 / 100% of present shareholders
Number of votes “against”	38,567 / 0.0% of present shareholders
Number of abstentions	137,838 / 0.0% of present shareholders

9.	The approval of the election of the Fiscal Council members and its alteratives, pursuant the Management Proposal:

Mr. Marcelo Amaral Moraes (effective) and Mr. Márcio Augustus Ribeiro (alternate)

Number of votes “for”	404,344,628 / 99.8% of present shareholders
Number of votes “against”	573 / 0.0% of present shareholders
Number of abstentions	684,958 / 0.2% of present shareholders

Mr. Geraldo Toffanello (effective) and Mr. Pedro Ozires Predeus (alternate)

Number of votes “for”	404,344,437 / 99.8% of present shareholders
Number of votes “against”	658 / 0.0% of present shareholders
Number of abstentions	685,064 / 0.2% of present shareholders

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

Mr. William Bezerra Cavalcanti (effective) and Mr. Pedro Ozires Predeus (alternate)

Number of votes “for”	404,344,104 / 99.8% of present shareholders
Number of votes “against”	573 / 0.0% of present shareholders
Number of abstentions	685,064 / 0.2% of present shareholders

10.	The approval of the compensation of the Fiscal Council members to the fiscal year of 2019:

Number of votes “for”	404,472,388 / 99.9% of present shareholders
Number of votes “against”	4,584 / 0.0% of present shareholders
Number of abstentions	553,187 / 0.1% of present shareholders

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

ANNEX II TO THE MINUTES OF THE EXTRAORDINARY AND ANNUAL

GENERAL MEETING HELD ON APRIL 10, 2019

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.    The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2.    The Companys headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.    The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.    The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5.    The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and twelve million, eight hundred and ten thousand, one hundred and ninety two (1,112,810,192) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1    All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2    The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.     The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7.     The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.    Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.    Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 14.    Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Article 15.     The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.

§ 1     The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 2    The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 16.     The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.    The commencement of the termof the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 17.     The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1    The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.

§ 2    The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3    Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.    The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

§ 1    When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 19.    If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.    The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Section II – Election

Article 20.    Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1    Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2    At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 3    The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4    The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 5    The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.    When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1    The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

§ 3    Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 4    Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 5    In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 6    In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.    In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.    The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.     The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1    The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2    The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3    In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4    The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.    Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.    In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.    No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.    Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

Section IV – Powers

Article 28.    The Board of Directors shall have the power to:

a) set the general guidelines of the Company’s and its subsidiaries’ business;

b)    elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c)    oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

g)    grant stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders’ Meetings;

i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;

k)    approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)    pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)    authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)    approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

s)    express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t)    approve corporate policies as per the proposals submitted by the relevant entities; and

u)    pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.     The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b)    call and preside the meetings of the Board of Directors;

c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)    convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.     The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 31.     The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.     The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.     The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1    Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2    The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3    The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

Article 34.     The Chief Executive Officer shall:

a)    direct, instruct and coordinate the activities of the Company;

b)    call and preside over the meetings of the Board of Executive Officers; and

c)    represent the Company in court, either as plaintiff or defendant.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.     The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37.    The executive officers shall substitute each other, subject to the following conditions:

a)    in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)    in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 38.    The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)	People Committee; and

(c)    Strategy Committee

§ 1    Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2    The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3    The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 39.    Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.

§ 1    During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)    death or resignation;

(b)    unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)    a substantiated decision of the Board of Directors.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

§ 2    In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Section I – Audit and Risks Committee

Article 40.    The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1    A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.

§ 2    The Audit and Risks Committee shall:

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee

Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.

Sole Paragraph.    The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Section III – Strategy Committee

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43.     The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3    The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph.    The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

§1     The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III –Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 48.     As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a)    the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;

(b)    holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)    on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)    on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 50.    A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019)

CHAPTER X

Arbitration Court

Article 52.    The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 53.     The fiscal year begins on January 1st and ends on December 31st of each year.

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

b)    by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 2    The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3    Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Held Company

CNPJ/MF nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Approval of stock split

São Paulo, April 10, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) hereby informs its shareholders and the market in general, pursuant to CVM Instruction 358/2002 and the applicable legislation, in addition to the Material Notice released on February 20, 2019, that the Company’s extraordinary and annual general meeting held today approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock.

The stock split record date shall be April 17, 2019 in the São Paulo Stock Exchange (“B3”), and the shares will be traded ex-stock split as from April 18, 2019, inclusive.

The financial institution providing the services of book entry registrar for Ultrapar, Itaú Corretora de Valores S.A., shall take the necessary steps in order to issue the new shares resulting from the stock split and to execute the credit in favor of its shareholders on April 24, 2019. The stock split will also be reflected in the American Depositary Receipt (“ADR”), therefore the shareholders shall receive one new ADR for each ADR held. The depositary agent in the United States, The Bank of New York Mellon, will be responsible for the issuance and distribution of the new ADRs, which shall take place from April 26, 2019, onwards. The parity between common shares and ADRs will remain at the ratio of 1/1, each ADR representing one common share.

The new shares and ADRs resulting from the stock split approved herein will be of the same class and will grant to its holders the same rights of the currently shares and ADRs.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, April 10, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) informs the conclusion, on this date, of the Brazilian antitrust authority (“CADE”) administrative process nr. 087000.010769/2014-64, initiated in April of 2010, involving the Company’s subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), which questioned alleged non-competitive conducts in the fuel-distribution and resale market in the cities of Belo Horizonte, Contagem and Betim, in the state of Minas Gerais, between October 2006 and July 2008.

Despite Ipiranga’s conviction regarding the good standing of its conducts demonstrated throughout the process, CADE administrative award ruled against Ipiranga for allegedly influencing uniform commercial conduct among fuel resellers, while the charges against Ipiranga for participating in the formation of a cartel among fuel distributors were dismissed. The award has condemned Ipiranga to pay a fine of R$ 40.7 million.

Ipiranga will continue to exercise its full defense rights, appealing to all administrative and judicial courts, in order to challenge the interpretation upon which such ruling was based.

Ultrapar reassures its commitment to the best competitive practices and respect for consumers, reinforcing that it does not endorse illegal practices, does not agree with activities that violate its Compliance Program and prizes transparency and ethics in all its actions and relationships.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Extraordinary and Annual General Shareholders’ Meeting held on April 10, 2019, Notice to Shareholders and Market Announcement)